Exhibit 99.1

BrilliA Inc. Establishes Singapore Subsidiary to Support Design Operations

SINGAPORE, June 13, 2025 – BrilliA Inc. (NYSE American: BRIA) (“BrilliA” or the “Company”), a leading one-stop service cross-border solution provider for ladies’ intimate apparel brands, today announced that it has incorporated a wholly owned subsidiary in Singapore, Bra Pro Pte. Ltd. on June 11, 2025.

The newly formed subsidiary is intended to serve as a dedicated design center, supporting the Company’s global product development initiatives. This strategic move underscores BrilliA’s continued focus on enhancing its creative capabilities and strengthening its presence in Southeast Asia.

Further updates regarding the subsidiary’s operations and strategic direction will be provided as developments unfold.

About BrilliA Inc

BrilliA is a one-stop service cross-border solution provider for ladies’ intimate apparel brands, managing sales and customer relationships with major clients like Fruit of the Loom, Hanes Brands Inc and H&M, with the expertise in handling sourcing, design, prototyping, supply chain to logistic management as well as quality control of products manufactured by independent third party manufacturing facilities for their customers worldwide.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For further information, please contact:

BrilliA Inc Contact:
220 Orchard Road, Unit 05-01, Midpoint Orchard
Singapore 238852
(+65) 6235 3388
Email: info@brilliaincorporated.com